Exhibit 99.1

For Immediate Release

September 5, 2007

DRAXIS HEALTH SELECTED BY JOHNSON AND JOHNSON CONSUMER
COMPANIES, INC. FOR MAJOR CONTRACT MANUFACTURING
RELATIONSHIP

Multi-year outsourcing agreement for non-sterile products valued in excess of US$120 million

MISSISSAUGA, ONTARIO AND MONTREAL, QUEBEC, September 5, 2007 – DRAXIS Pharma, the contract manufacturing division of DRAXIS Health Inc. (TSX: DAX); (NASDAQ: DRAX), has expanded its existing contract manufacturing relationship with Johnson & Johnson Consumer Companies, Inc.  DRAXIS Pharma has entered into a definitive supply agreement to provide commercial manufacturing services for a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the United States.

The new multi-year contract runs to the end of 2013. It includes approximately two years of manufacturing site transfer and process validation activities followed by five years of commercial production, which is scheduled to begin in 2009. Commercial production is expected to generate incremental revenues in excess of US$120 million over the five year period of 2009 through 2013. The transfer of equipment and production technologies, which is in progress, is expected to generate additional cumulative revenues during 2007 and 2008 of approximately US$6 to US$8 million. The contract also contemplates optional extensions beyond 2013.

“The signing of this contract is a reflection of the solid business model at DRAXIS,” said Dr. Martin Barkin, President and CEO of DRAXIS Health. “We are honoured to have been selected from more than 80 international contract manufacturers under a rigorous and comprehensive global selection process conducted over an extended multi-year period.”

Dr. Barkin added, “This contract includes prescription and non-prescription products and will significantly improve capacity utilization in the semi-solids section of our non-sterile operations.  The confidence shown in DRAXIS demonstrates our ability to deliver top quality, market leading products in a highly regulated industry, which supports our efforts to build shareholder value.”

Manufacturing Site Transfer Activities

The process of transferring these products to DRAXIS Pharma and validating manufacturing procedures for each new product was initiated in late 2006 and will continue through 2007 and 2008. Improvements to the existing semi-solid manufacturing facilities were undertaken during the recent regular shutdown of operations for preventative maintenance during June and July of 2007. Some compounding rooms were enlarged and supplied with required services to accommodate new equipment and additional floor space was created through the construction of a new mezzanine within the existing DRAXIS facility. Capital costs for facility improvements and new equipment specific to this contract will be recovered through a financing agreement.

Commercial production of the products is scheduled to start as soon as late 2008 and ramp up to achieve near full utilization of existing capacity for non-sterile semi-solid products by mid-2009. The contract will result in the creation of approximately 80 to 100 new positions at DRAXIS operations in the Montreal area.

Additional DRAXIS Facility

With the signing of this contract, a second DRAXIS facility in the Montreal area will be required in order to meet increased logistics and secondary packaging activities. This is due to the large number and wide range of finished product formats represented by this new business. All products will be formulated and filled in the existing facility in Kirkland, Quebec. The new secondary facility will be used for operations such as labeling, assembling different product configurations for different markets, cartoning, shipping etc.

This new facility is expected to open during the summer of 2008 and will initially be staffed with approximately 50 DRAXIS employees. This second facility marks the first expansion by DRAXIS Health beyond its existing 247,000 square-foot, FDA-approved production facility in Kirkland.

Conference Call

DRAXIS will hold a conference call to discuss this announcement at 11:00 a.m. (ET) on September 5, 2007. This call can be accessed by dialing 1-866-904-6251 (Access Code 6849080) and will also be presented as a webcast live with slides through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the website for 30 days following the conference call.

About DRAXIS Health Inc.:

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at September 4, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston

Executive Director, Investor Relations

Phone:  1-877-441-1984